EXHIBIT 99.1

MAG Silver Announces Inaugural Sustainability Report

VANCOUVER, British Columbia, Oct. 05, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, “MAG Silver”, or the “Company”) is pleased to announce the publication of its inaugural Sustainability Report (the “Report”), which underscores MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's ESG commitments, practices, and performance for the 2021 year. To view or download a copy of the Report, please see the ESG section of the MAG Silver website at https://magsilver.com/esg/reports/.

“The publication of our inaugural Sustainability Report marks an important evolutionary milestone for the Company, demonstrating how our long-standing proactive corporate commitment to sustainability, respect, transparency and communication with our stakeholders has been formalized into an ongoing ESG framework for managing and measuring our existing exploration and development programs,” stated George Paspalas, MAG’s President and CEO.

2021 Sustainability Report Highlights:

  The health and safety of our workforce will remain our top priority. We are pleased to report:
    Zero fatalities at the Juanicipio Project and MAG Silver’s exploration projects.
    The Juanicipio Project has a Lost Time Injury Frequency Rate (one million hours) of 10.08 (employees and mine contractors; excluding construction contractors).
    Over 51,000 hours were dedicated to safety training in 2021 at the Juanicipio Project.
    Risk Management system reviewed and updated in 2021 and 2022.
  Zero significant environmental incidents at the Juanicipio Project and MAG’s exploration projects.
    A freshwater use ratio of 4% and a renewable power ratio of 84% at the Juanicipio Project while in the construction phase.
    In 2021, MAG Silver benchmarked current Climate-related risk and opportunities performance with the recommendations of the Task Force on Climate-related Financial Disclosures.
  MAG’s 2021 commitment to increase Board and senior management diversity means that currently 38% of MAG’s Board and 40% of MAG’s employees are female.
  MAG’s Human Rights Policy and Diversity, Equity and Inclusion Policy were updated and approved, complementing and enhancing pre-existing commitments.
  Initial materiality assessments conducted in 2020 were revisited and updated to include the key material aspects from the Juanicipio Project.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in Project in Utah and has recently acquired the Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This press release and the Sustainability Report referenced herein include certain statements that may be deemed to be “forward-looking statements” or “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”). All statements in this press release and the Sustainability Report, other than statements of historical fact, are forward-looking statements, including, but not limited to, statements regarding: the contents or production of any subsequent sustainability reports; the further development of a preliminary climate risk assessment; the formation of a joint health and safety committee with Fresnillo plc on the timing anticipated therein, if at all; MAG Silver’s participation in the United Nations Global Compact – Target Gender Equity Accelerator Program; the construction and opening of a new health and safety training centre; expansion of community and environmental initiatives and projects; progress towards MAG Silver’s alignment with ISO 14001 Occupational Health and Safety Management requirements and receipt of an ISO 14001 Environmental Management System certification; the exploration of feasible decarbonization opportunities, including evaluation and utilization of renewable energy sources; the development of a climate change management plan and planned disclosures related thereto; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including the assumption that environmental and social programs and initiatives currently being advanced will continues to progress in a manner that aligns with expectations, such statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or developments to differ materially from those identified in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; changes in applicable laws, regulations or community guidelines; changes in mineral production performance, exploitation and exploration successes; continued availability of capital and financing; general economic, market or business conditions, political risk, currency risk and capital cost inflation; and such other risks that are identified in MAG Silver’s regulatory filings with the Securities and Exchange Commission in the United States, as filed on EDGAR at www.sec.gov, and with the Canadian securities commissions and regulatory authorities, as filed on SEDAR at www.sedar.com.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible at www.sec.gov. and www.sedar.com.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com